August 22, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kathryn S. McHale

Re:	LendingClub Corporation
Registration Statement on Form S-1
File No. 333-196371

Ladies and Gentlemen:

LendingClub Corporation, a Delaware corporation (“Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-196371), as initially filed with the Securities and Exchange Commission (“Commission”) on May 29, 2014 (“Registration Statement”) relating to the Company’s Member Payment Dependent Notes (the “Notes”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because it intends to file a Registration Statement on Form S-3 to register the Notes pursuant to General Instruction I.B.2 of Form S-3. The Registration Statement has not been declared effective and none of the Company’s Notes has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter.

Should the Staff have any comments or questions regarding the foregoing, please contact the undersigned or in my absence, Jeffrey Vetter, Esq. of Fenwick & West LLP at (650) 335-7631.

Very truly yours,

LENDINGCLUB CORPORATION

/s/ Jason Altieri
Jason Altieri
General Counsel